SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934

                           TELEMUNDO GROUP, INC.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                                 87943M306
                                 87943M405
                               (CUSIP Number)

                               Guillermo Bron
                          Bastion Capital Fund, L.P.
                      1999 Avenue of the Stars, Suite 2960
                         Los Angeles, California  90067
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               with a copy to:

                         Michael A. Woronoff, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                      300 South Grand Avenue, Suite 3400
                      Los Angeles, California  90071-3144
                               (213) 687-5000

                             December 29, 1995
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:
                                                               ___
                                                              /  /

     Check the following box if a fee is being paid with this
     Statement:
                                                               ___
                                                              /  /



     CUSIP NO. 87943M306
     CUSIP No. 87943M405        Schedule 13D

      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS BASTION CAPITAL FUND, L.P.
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/X /**
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          WC
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      -0-**
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
           PERSON WITH                  :        1,747,685**
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :         1,747,685**
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                                    -0-

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,747,685**
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     / X /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          17.5%**
     (14) TYPE OF REPORTING PERSON*
          PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                            ** SEE ITEMS 4 AND 5


     ITEM 1.   SECURITY AND ISSUER

               This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $.01 per share (the "Shares"), of Telemundo Group, Inc. a Delaware corporation (the "Issuer"). The common stock of the Issuer consists of two series: Class A ("Class A Shares") and Class B ("Class B Shares"). The principal executive offices of the Issuer are located at 1740 Broadway, New York, New York 10019.

               This Amendment No. 2 amends the initial statement and Amendment No. 1 to the Schedule 13D dated January 9, 1995 and September 6, 1995, respectively, filed by Bastion (collectively the "Initial Statements") and is being filed to report the pending purchase of 490,000 Class A Shares (the "Additional Shares") by Bastion. Reference is made to the Initial Statements for information concerning certain defined terms used herein and not otherwise defined herein. The Initial Statements are amended as set forth herein.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate amount of funds (including commissions) required by Bastion to purchase the Additional Shares is $7,472,500. Such funds will be obtained from the working capital of Bastion.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a) On December 29, 1995, the Additional Shares were deposited in an escrow account pending expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Upon such expiration or termination, Bastion will be the beneficial owner of (i) 864,997 Class A Shares (approximately 14.7% of the Class A Shares outstanding) and (ii) 882,688 Class B Shares (approximately 21.4% of the Class B Shares outstanding). The 1,747,685 Shares owned by Bastion represent approximately 17.5% of the total Shares outstanding.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT 6.     Letter Agreement dated December 19, 1995.

          EXHIBIT 7.     Escrow Agreement dated December 29, 1995.



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  January 3, 1996

                                    BASTION CAPITAL FUND, L.P.

                                    By:  Bastion Partner, L.P.,
                                         its general partner

                                         By:  Bron Corp.,
                                              its general partner

                                              By:  /s/ Guillermo Bron
                                                   Guillermo Bron
                                                   President

                                         By:  Villanueva Investments, Inc.
                                              its general partner

                                              By:  /s/ Daniel D. Villanueva
                                                   Daniel D. Villanueva
                                                   President





                                  EXHIBIT INDEX
      EXHIBIT                                                    PAGE
         6          Letter Agreement dated December 19, 1995.      6

         7          Escrow Agreement dated December 29, 1995      11





                            BT SECURITIES CORPORATION
                             One Bankers Trust Plaza
                                130 Liberty Street
                            New York, New York  10006

                                December 19, 1995

      Bastion Capital Fund, L.P.
      1999 Avenue of the Stars
      Suite 2960
      Los Angeles, California  90067

      RE: SALE/PURCHASE 490,000 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), OF TELEMUNDO GROUP, INC. (THE "COMPANY")

      Gentlemen:

                This letter will confirm our agreement with respect to the proposed purchase and sale of the Shares referred to above:

          1.   PURCHASE AND SALE; THE CLOSING.

               1.1 Purchase and Sale. Subject to the terms and conditions set forth herein and in reliance on each party's representations and warranties contained herein, Bastion Capital Fund, L.P. ("Purchaser") hereby agrees to purchase from BT Securities Corporation ("Seller"), and Seller hereby agrees to sell to Purchaser, the Shares at $15.25 per Share, for an aggregate purchase price equal to $7,472,500 (the "Purchase Price").

               1.2 Closing. The sale and purchase of the Shares shall occur one business day following the date on which the conditions set forth in paragraph 2, below, shall be satisfied or waived or on such other business day as may be agreed upon by Purchaser and Seller (the "Closing Date"). On the Closing Date, Seller shall deliver one or more certificates representing the Shares, duly endorsed (or with separate stock powers) in Purchaser's name or the name of such nominee(s) as Purchaser may request, against payment of the Purchase Price made by wire transfer of immediately available funds.

               1.3 Representation Letter. Concurrently with the execution hereof (i) Purchaser shall deliver to Seller a letter, signed by its authorized representative, substantially in the form of Exhibit A hereto (Purchaser understands that Seller will deliver such letter to the entity from which it acquired the Shares) and (ii) Seller will deliver to Purchaser a letter in the form of Exhibit B hereto signed by a representative of the entity from which Seller acquired the Shares.

          2.   CONDITIONS PRECEDENT

               The obligations of each of the parties hereunder shall be subject to the prior satisfaction or waiver of the following conditions precedent:

               2.1 HSR. The waiting period (and any extension thereof) relating to the purchase and sale of the Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") shall have expired or been terminated.

          3.   SELLER'S REPRESENTATIONS AND WARRANTIES.

               Seller hereby represents and warrants to, and covenants and agrees with, Purchaser that:

               3.1 Authorization. This Agreement has been duly authorized, executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

               3.2 Title; No Encumbrances. Seller is the sole beneficial owner of the Shares and has and will convey good title thereto to Purchaser free and clear of any and all claims, liens, pledges, encumbrances, security interests or other rights or interests of any person whatsoever.

               3.3 Access to Information. Purchaser has advised Seller that (i) Purchaser is a principal equity owner of the Company and, as such (including, without limitation, through its designees and representatives on the Board of Directors of the Company) may be in possession of material, nonpublic information regarding the Company, its condition (financial and otherwise), results of operations, businesses, properties, plans (including, without limitation, plans regarding potential asset sales or other dispositions) and prospects (collectively, "Information"); and (ii) such Information may be material to Seller's decision to sell the Shares or otherwise materially adverse to Seller's interests. Accordingly, Seller acknowledges and agrees that Purchaser shall have no obligation to disclose to Seller any of such Information.

               3.4 Investigation. Seller has conducted its own investigation, to the extent that Seller has determined necessary or desirable, in connection with the transaction contemplated hereby, and has determined to enter into and complete such transaction based on, among other things, such investigation. Seller hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it has or may have against Purchaser and its affiliates, and their respective officers, directors, employees, representatives and agents, based upon, relating to or arising out of the transaction contemplated hereby, including (without limitation) any claim or cause of action based upon, relating to or arising out of nondisclosure of the Information.

               3.5 Accredited Investor. Seller is an "accredited investor" as defined in Rule 501 promulgated under the Securities Act of 1933, as amended. Seller is selling the Securities for its own account as principal and has not acquired the Securities on behalf, or at the request, of Purchaser.

          4.   PURCHASERS REPRESENTATIONS, WARRANTIES, AND COVENANTS

               Purchaser hereby represents and warrants to, and covenants and agrees with Seller that:

               4.1 Authorization. This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms. Purchaser represents that it has, or will have on or after December 29, 1995 access to funds sufficient to pay the Purchase Price.

               4.2 HSR. Purchaser covenants and agrees with Seller that: (i) it will file an application for the approval of the purchase of the Shares under HSR as promptly as possible (and will use its reasonable best efforts to file such application not later than December 22, 1995) and will request early termination of the waiting period under HSR in such application; (ii) it will use its reasonable best efforts to secure the cooperation of the Company in making all filings required of the Company under HSR as a result of Purchaser's filing; and (iii) it will use its reasonable best efforts to obtain early termination of the waiting period under HSR and to promptly comply with any requests for information made in connection with such filing.

               4.3 Access to Information. Seller has advised Purchaser that (i) Seller may be in possession of material, nonpublic information regarding the Company, its condition (financial and otherwise), results of operations, businesses, properties, plans (including, without limitation, plans regarding potential asset sales or other dispositions) and prospects; and (ii) such information may be material to Purchaser's decision to purchase the Shares or otherwise materially adverse to Purchaser's interests. Accordingly, Purchaser acknowledges and agrees that Seller shall have no obligation to disclose to Purchaser any of such information.

               4.4 Investigation. Purchaser has conducted its own investigation, to the extent that Purchaser has determined necessary or desirable, in connection with the transaction contemplated hereby and has determined to enter into and complete such transaction based on, among other things, such investigation. Purchaser hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it has or may have against Seller and its affiliates, and their respective officers, directors, employees, representatives and agents, based upon, relating to or arising out of the transaction contemplated hereby, including (without limitation) any claim or cause of action based upon, relating to or arising out of nondisclosure of the information (referred to in Section 4.3).

               4.5 Accredited Investor. Purchaser is an "accredited investor" as defined in Rule 501 promulgated under the Securities Act of 1933, as amended. Purchaser is acquiring the Securities for its own account as principal.

               4.6 Cash Deposit. Purchaser agrees to deposit with a mutually acceptable escrow agent (the "Escrow Agent") cash in an amount equal to the Purchase Price and Seller agrees to deposit the Shares with the Escrow Agent, in each case on December 29, 1995. Such deposit shall be held in accordance with mutually acceptable escrow instructions, which shall provide, among other things, that the cash will be applied (i) to payment of the Purchase Price upon satisfaction of the condition to closing in Section 2.1, (ii) or returned to the Purchaser upon the earlier of the termination of this agreement or 35 days after the date hereof.

          5.   MISCELLANEOUS.

               5.1 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties, and no other persons shall acquire or have any right under or by virtue of this Agreement. Neither party hereto shall assign any of its rights under this Agreement without the other party's prior written consent

               5.2 Amendment and Waiver. This Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given only in writing and signed by Purchaser and Seller.

               5.3 Further Assurances. Subject to the terms and conditions hereof, the parties hereto agree to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with the others in connection with the foregoing.

               5.4 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement..

               5.5 Expenses. Neither of the parties hereto shall have any obligation to pay any of the fees and expenses of the other party incident to the negotiation, preparation and execution of this Agreement, including, but not limited to, the fees and expenses of legal counsel.

               5.6 Termination. This agreement may be terminated by the Seller, at its option, upon notice in writing to the Purchaser (given within 5 days of Seller's becoming aware of the occurrence of any of the following events) if (i) Purchaser fails to make a filing under HSR on or before December 26, 1995, (ii) the waiting period under HSR has not terminated by the close of business on January 26, 1996 or there is a second request for information under HSR or (iii) Purchaser fails to comply with Section 1.3.

               5.7 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

                    Please confirm that the foregoing is in accordance with your understanding by signing and returning to us an original hereof upon which this letter will constitute a binding obligation.

                                        Very truly yours,

                                        BT SECURITIES CORPORATION

                                        By:
                                            Name:
                                            Title:

          Accepted and
          agreed to:

          Bastion Capital Fund, L.P.

          By:  Bastion Partners, L.P.

          By:  Bron Corp.
                Co-general partner

          By:
                President

          By:  VILLANUEVA INVESTMENTS, INC.
                Co-general partner

          By:
                President



                                 ESCROW AGREEMENT

                    ESCROW AGREEMENT, dated as of December 29, 1995, (the Agreement ) by and among BT Securities Corporation, a Delaware corporation (the Seller ), Bastion Capital, L.P., (the Purchaser ) and Bankers Trust Company, a New York banking corporation (as escrow agent hereunder, the Escrow Agent ).

                               W I T N E S S E T H :

                    WHEREAS, pursuant to an agreement dated December 19, 1995 (the Purchase Agreement ), Seller has agreed to sell to Purchaser and Purchaser has agreed to purchase, subject to the Purchaser s making a required filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ( HSR ) and the expiration or termination of the waiting period under HSR, an aggregate of 490,000 shares (the Shares ) of the Class A Common Stock of Telemundo Group, Inc. at a price of $15.25 per share.

                    WHEREAS, Purchaser has agreed to deposit, or to cause to be deposited, $7,472,500 in cash into an escrow account on the date hereof, which funds shall be held in escrow and distributed in accordance with the terms hereof; and

                    WHEREAS, Seller has agreed to deposit or cause to be deposited 490,000 shares of Class A Common Stock (the
           Shares ) of Telemundo Group, Inc.

                    WHEREAS, the Escrow Agent is willing to act as escrow agent in respect of the Escrow Fund (as hereinafter defined) upon the terms and conditions hereinafter set forth;

                    NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each of the parties hereto, the parties hereto, intending to be legally bound, do hereby agree as follows:

                    1. Appointment of Escrow Agent. The Seller and Purchaser hereby appoint Bankers Trust Company as escrow agent in accordance with the terms and conditions set forth herein, and the Escrow Agent hereby accepts such appointment.

                    2. Deposit into the Escrow Fund. Purchaser, simultaneously with the execution and delivery of this Agreement, has caused to be deposited with the Escrow Agent the sum of $7,472,500 in immediately available funds (the
           Escrowed Purchase Price ), the receipt of which will be
          acknowledged by the Escrow Agent and which shall be held by the Escrow Agent upon the terms and conditions hereinafter set forth. Seller, simultaneously with the execution and delivery of this Agreement, has caused to be delivered to the Escrow Agent the Shares, the receipt of which will be acknowledged by the Escrow Agent.

                    3. Investment of the Escrow Fund. (a) During the term of this Agreement, the Escrow Agent shall invest and reinvest the Escrowed Purchase Price and any interest or income earned thereon including (without limitation) any dividends or distributions on the Shares, (collectively, the "Escrow Fund") in any of the investments listed on Schedule A attached hereto. Notwithstanding the foregoing, the Escrow Agent shall have the power to sell or liquidate the foregoing investments whenever the Escrow Agent shall be required to release all or any portion of the Escrow Fund pursuant to
          Section 4 hereof.

                    (b) The Escrow Agent shall not have any liability for any loss sustained as a result of any investment made as provided above, any liquidation of any such investment prior to its maturity, or the failure of an authorized person of the Purchaser or Seller to give the Escrow Agent any written instruction to invest or reinvest the Escrowed Funds or any earnings thereon.

                    4.   Distribution of Escrow Fund and Escrowed
          Shares. The Escrow Agent shall hold the Escrow Fund and Escrowed Shares in its possession until instructed hereunder to deliver the Escrow Fund or any specified portion thereof as follows:

                    (a) Upon written instructions signed jointly by Purchaser and Seller, the Escrow Agent shall deliver the Shares and the Purchase Price in accordance with such instructions.

                    (b) Upon written instructions of the Purchaser or the Seller stating that the waiting period under HSR has expired or been terminated, the Escrow Agent shall deliver a copy of such instructions to the Seller or the Purchaser, as the case may be. If the recipient of the copy of such instructions does not dispute such instructions in writing within two (2) Business Days, the Escrow Agent shall deliver the Shares to the Purchaser and shall deliver $7,472,500 from the Escrow Fund to the Seller; the balance, if any, of the Escrow Fund shall be paid to the Purchaser.

                    (c) Upon written instructions of the Seller stating that it has terminated the Purchase Agreement in accordance with Section 5.6 thereof, the Escrow Agent shall deliver the Shares to Seller and the Escrow Fund to Purchaser.

                    (d) If no instructions provided in clause (a), (b) or (c) above have been given on or before 5:00 p.m. New York City time on January 31, 1996, the Escrow Agent shall deliver the Shares to the Seller and the Escrow Fund to the Purchaser.

          Any delivery of the Shares or the Escrow Fund shall be made on the second Business Day after receipt by the Escrow Agent of any such instructions (or such earlier date as the Escrow Agent shall agree) and shall be made to the account specified in Exhibit A hereto.

          For purposes of this Agreement, "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required or permitted by law or executive order to be closed in the City of New York.

                    5. Final Distribution of Escrow Fund. (a) The Escrow Agent shall distribute the remaining balance, if any, of the Escrow Fund to Purchaser, after payment of fees to the Escrow Agent has been made.

                    6. Resignation of Escrow Agent. The Escrow Agent may resign and be discharged from its duties hereunder at any time by giving written notice of such resignation to the Purchaser and Seller specifying a date when such resignation shall take effect and upon delivery of the Escrow Fund to the successor escrow agent designated by all parties hereto (other than the Escrow Agent) in writing. Upon such notice, a successor Escrow Agent shall be appointed with the mutual consent of the Purchaser and Seller. Such successor Escrow Agent shall become the Escrow Agent hereunder upon the resignation date specified in such notice. If the Purchaser and Seller are unable to agree upon a successor Escrow Agent within thirty (30) days after such notice, the Escrow Agent shall be entitled to apply to a court of competent jurisdiction for the appointment of a successor. The Escrow Agent shall continue to serve until its successor accepts the escrow and receives the Escrow Fund. The Purchaser and Seller shall have the right at any time upon their mutual consent to substitute a new Escrow Agent by giving notice thereof to the Escrow Agent then acting. Upon its resignation and delivery of the Escrow Fund as set forth in this Section 6, the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with the escrow contemplated by this Agreement.

                    7. Indemnification of Escrow Agent. (a) The Escrow Agent shall have no duties or responsibilities whatsoever with respect to the Escrow Fund except as are specifically set forth herein. The Escrow Agent shall neither be responsible for or under, nor chargeable with knowledge of the terms and conditions of, any other agreement, instrument or document in connection herewith. The Escrow Agent may conclusively rely upon, and shall be fully protected from all liability, loss, cost, damage or expense in acting or omitting to act pursuant to any written notice, instrument, request, consent, certificate, document, letter, telegram, opinion, order, resolution or other writing hereunder without being required to determine the authenticity of such document, the correctness of any fact stated therein, the propriety of the service thereof or the capacity, identity or authority of any party purporting to sign or deliver such document. The Escrow Agent shall have no responsibility for the contents of any such writing contemplated herein and may conclusively rely without any liability upon the contents thereof.

                    (b) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and reasonably believed by it to be authorized hereby or with the rights or powers conferred upon it hereunder, nor for action taken or omitted by it in good faith, and in accordance with advice of counsel (which counsel may be of the Escrow Agent's own choosing), and shall not be liable for any mistake of fact or error of judgment or for any acts or omissions of any kind except for its own willful misconduct or gross negligence.

                    (c) Each of the Purchaser and Seller agrees to jointly and severally indemnify the Escrow Agent and its employees, directors, officers and agents and hold each harmless against any and all liabilities incurred by it hereunder as a consequence of such party's action, and the parties agree jointly and severally to indemnify the Escrow Agent and hold it harmless against any claims, costs, payments, and expenses (including the fees and expenses of counsel) and all liabilities incurred by it in connection with the performance of its duties hereunder and them hereunder, except in either case for claims, costs, payments, and expenses (including the fees and expenses of counsel) and liabilities incurred by the Escrow Agent resulting from its own willful misconduct or gross negligence. The Purchaser and Seller agree to reimburse each other for one-half of any payments made by them pursuant to this Section 7(c) with respect to liabilities for which the parties are jointly liable pursuant to this Section 7(c).

                    8. Compensation of Escrow Agent. The Escrow Agent shall be entitled to payment for customary fees and expenses for all services rendered by it hereunder in accordance with Schedule B attached hereto (as such schedule may be amended from time to time). Purchaser and Seller shall each pay one-half of the Escrow Agent s fees and expenses. The Escrow Agent shall also be entitled to reimbursement on demand for all loss, liability, damage or expenses paid or incurred by it in the administration of its duties hereunder, including, but not limited to, all counsel, advisors' and agents' fees and disbursements and all taxes or other governmental charges. At all times, the Escrow Agent will have a right of set off and first lien on funds in the Escrow Fund for payment of customary fees and expenses and all such reasonable loss, liability, damage or expenses. Such compensation and expenses shall be paid from the Escrow Fund.

                    9. Further Assurances. From time to time on and after the date hereof, the other parties hereto shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do and cause to be done such further acts as the Escrow Agent shall reasonably request (it being understood that the Escrow Agent shall have no obligation to make any such request) to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

                    10. Termination of Agreement. This Agreement shall terminate on the final disposition of the Escrow Fund provided that the rights of the Escrow Agent and the obligations of the other parties hereto under Sections 7 and 8 shall survive the termination hereof and the resignation or removal of the Escrow Agent.

                    11. Consents to Service of Process. Each of the parties hereto hereby irrevocably consents to the jurisdiction of the courts of the State of New York and of any Federal Court located in the Borough of Manhattan in such State in connection with any action, suit or other proceeding arising out of or relating to this Agreement or any action taken or omitted hereunder, and waives any claim of forum non conveniens and any objections as to laying of venue. Each party further waives personal service of any summons, complaint or other process and agree that the service thereof may be made by certified or registered mail directed to such person at such person's address for purposes of notices hereunder.

                    12. Miscellaneous. (a) This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof except, as to Purchaser and Seller, the Purchase Agreement, and may not be changed orally, but only by an instrument in writing signed by the parties hereto.

                    (b) All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, on the next Business Day after delivery to a recognized overnight courier or mailed first class mail (postage prepaid) or when sent by facsimile to the parties (which facsimile copy shall be followed, in the case of notices or other communications sent to the Escrow Agent, by delivery of the original) at the following addresses (or to such other address as a party may have specified by notice given to the other parties pursuant to this provision):

                    If to the Purchaser, to:

                         Bastion Capital Corp.
                         1999 Avenue of the Stars, Suite 2960
                         Los Angeles, CA  90067
                         Attn:  B. G. Bron

                    with a copy to:

                         Skadden, Arps, Et. Al.
                         300 S. Grand Ave., Suite 3400
                         Los Angeles, CA  90071
                         Attn:  M. Woronoff
                    If to Seller, to:

                         BT Securities Corporation
                         One Bankers Trust Plaza
                         130 Liberty Street
                         New York, New York  10006
                         Attention:  Ray Rivers and Chris Barbella

                    with a copy to:

                         BT Securities Corporation
                         One Bankers Trust Plaza
                         130 Liberty Street
                         New York, New York  10006
                         Attention:  David Kelly

                    If to the Escrow Agent, to:

                         Bankers Trust Company
                         Corporate Trust and Agency Group
                         Four Albany Street
                         New York, New York  10006
                         Attention:  Corporate Market Services

                         Telecopy No.:  (212) 250-6961/6392

                    (c) The headings of the Sections of this Agreement have been inserted for convenience and shall not modify, define, limit or expand the express provisions of this Agreement.

                    (d) This Agreement and the rights and obligations hereunder of parties hereto may not be assigned except with the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of each party's respective successors and permitted assigns. Except as expressly provided herein, no other person shall acquire or have any rights under or by virtue of this Agreement. This Agreement is intended to be for the sole benefit of the parties hereto, and (subject to the provisions of this Section 12(d)) their respective successors and assigns, and none of the provisions of this Agreement are intended to be, nor shall they be construed to be, for the benefit of any third person.

                    (e) This Agreement may not be amended, supplemented or otherwise modified without the prior written consent of the parties hereto.

                    (f) The Escrow Agent makes no representation as to the validity, value, genuineness or the collectability of any security or other document or instrument held by or delivered to it.

                    (g) The Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder.

                    (h) Any payments of income from the Escrow Fund shall be subject to withholding regulations then in force with respect to United States taxes. Each of the Purchaser and Seller will provide the Escrow Agent with its Employer Identification Number for use by the Escrow Agent if necessary. It is understood that the Escrow Agent shall be responsible for income reporting only with respect to income earned on the Escrow Fund and will not be responsible for any other reporting.

                    (i)  This Agreement shall be governed by and
          construed in accordance with the laws of the State of New York without reference to the principles of conflict of laws.

                    (j) This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

                    (k) The deposit of Shares with the Escrow Agent shall not confer upon the Purchaser any rights as a stockholder of Telemundo Group, Inc. with respect to the Shares. Any rights to vote or otherwise consent with respect to the Shares shall remain vested with the Seller until the termination of this Agreement.

                    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.
                                             BT SECURITIES CORPORATION



          By____________________________________
                                                  Name:
                                                  Title:

                                             Bastion Capital Fund, L.P.

                                             By:  Bastion Partners, L.P.

                                             By:  Bron Corp.
                                                    Co-general partner

          By____________________________________

                                             By:  VILLANUEVA
          INVESTMENTS, INC.
                                                    Co-general partner

          By____________________________________

                                             BANKERS TRUST COMPANY,
                                               as Escrow Agent

          By____________________________________
                                                  Name:
                                                  Title: